ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 28, 2015

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         Mara L. Ransom/Daniel Porco — Legal

Jim Allegretto/Jason Niethamer — Accounting

Re:                             DAVIDsTEA Inc.
Registration Statement on Form F-1 filed April 2, 2015 and Amended on April 17, 2015
File No. 333-203219

Ladies and Gentlemen:

On behalf of DAVIDsTEA Inc., a Canadian corporation federally incorporated under the Canada Business Corporations Act (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find below additional information regarding an estimated price range of the shares expected to be offered by the Company.

The Company supplementally advises the Staff that, based upon discussions with the Company’s board of directors and input provided by the underwriters, the Company currently anticipates that the price range for this offering will be within the range of $13.00 to $15.00 per share (after giving effect to a 1-for-1.6 forward share split that the Company plans to effect on or about May 13, 2015).

This estimated price range is based on a number of factors, including the Company’s history and future prospects and those of the Company’s industry in general, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the

Company’s control. However, the Company believes that the foregoing estimated price range will not be subject to significant change.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7980 or Jane Goldstein of our offices at (617) 951-7431.

Very truly yours,

/s/ Marko Zatylny

Marko Zatylny

cc:        Sylvain Toutant

Luis Borgen